NewEra Technology Development Co., Ltd.
25-1303 Dongjin City Suite
East Dongshan Rd., Huainan, Anhui Province
P.R.C. 232001

October 16, 2009

Via U.S. mail and facsimile

Mr. John P. Lucas
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewEra Technology Development Co., Ltd. Amendment No. 1 to Registration Statement on Form 10 File No. 0-53775 Filed September 30, 2009

Dear Mr. Lucas:

We represent NewEra Technology Development Co., Ltd. (“NewEra” or the “Company”).  By letter dated October 9, 2009, the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No.1 to the Registration Statement (the “Registration Statement”) on Form 10 filed on September 30, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Please provide the written acknowledgments that we requested in the closing comments of our letter dated September 22, 2009.

RESPONSE:	We have provided the written acknowledgements that the staff requested in the closing comments of the comment letter dated September 22, 2009.

Business. page 3

2.	Please advise why you removed the disclosure in your filing that you had provided under the heading "Business Overview.”

RESPONSE:	We have re-inserted the disclosure under the heading “Business Overview” and changed the date of incorporation of the Company in response to comment 2 in the prior letter dated September 22, 2009.

Directors, Executive Officers, Promoters and Control Persons, page 13

3.
We note your response to prior comment 16 and reissue such comment in relevant part. In this regard, it is not clear why you have removed Mr. Chen's biographical sketch from your filing. Please provide the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Chen's business experience, including a brief statement regarding the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company.

RESPONSE:
We have re-inserted Mr. Chen’s biographical sketch into the Registration Statement and included a brief statement regarding the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company.

Recent Sales of Unregistered Securities, page 15

4.
We note your response to prior comment 18, which indicates that you corrected the number of founder shares issued to reflect 1,000,000 shares of common stock, rather than 110,000,000. However, this inconsistency continues to occur in this section, as you did not make a corresponding correction to this disclosure as you did elsewhere in your filing. Accordingly, please revise your disclosure to eliminate this inconsistency in the amount of founder shares issued.

RESPONSE:	We have revised the Registration Statement to correct the inconsistency related to the number of shares issued to our founder.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NewEra Technology Development Co., Ltd.

By: /s/Zengxing Chen
       Name: Zengxing Chen
       Title: President and Director